FORM 6-K

1SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[  X  ]..... Form 40-F...[      ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]            No  [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 04-10

May 13, 2004

Cumberland Reports First Quarter 2004 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report unaudited interim financial results and summary of activities for the three months ended March 31, 2004.

Summary of Recent Activities

Cumberland holds a 100% interest in the Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut Territory. Feasibility studies and mine development permitting commenced on the project in late 2002.

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely-spaced, near surface gold deposits.  During the first quarter of 2004, Cumberland reported revisions to resource estimates at the Meadowbank gold project, incorporating results from the 2003 drill program.  Gold resources increased by 20% from first quarter 2003 estimates.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,100	4.30	2,998,000
Inferred	5,699,700	4.30	788,000

In January 2004, the Department of Indian Affairs and Northern Development (DIAND) approved a recommendation made by the Nunavut Impact Review Board (NIRB) for the Meadowbank project to enter the formal project review process for mine development.  The permitting process at Meadowbank will now advance from the project screening process to a “Part 5” NIRB review within the context of the Nunavut Land Claims Agreement.  The next stage of the permitting process requires Cumberland to submit an Environmental Impact Statement (EIS) to NIRB.  The Company anticipates that the Meadowbank EIS study will be filed with NIRB in conjunction with the completion of the feasibility study.

Cumberland’s shares commenced trading on the American Stock Exchange on February 3, 2004 under the symbol CLG.  Cumberland’s shares will continue to trade on the Toronto Stock Exchange under the new stock symbol CLG instead of its previous stock symbol CBD.

In March 2004, the Company announced that the Meadowbank feasibility study would not be completed by the end of the first quarter of 2004 as originally planned and that due to seasonal constraints in shipping such delay would result in a one year setback to the planned development of the project.  In addition, the Company announced an increase in its preliminary capital cost estimates for the Meadowbank project due to higher than anticipated costs for almost all items required for construction.

The Company has commenced a thorough review of all aspects of the preliminary estimate of capital costs and work is progressing on a wide range of mine configurations, equipment options and alternative throughput variations with a view to finding the most economically attractive parameters for developing a mine at Meadowbank.  Upon completion of this examination and the feasibility study, the Company will be in a position to assess the overall economics of Meadowbank, including its future capital requirements and the various alternatives available to finance such capital requirements.

On April 21, 2004 the Company announced that drilling programs were underway at the Meadowbank project.  The 2004 exploration program includes two phases of diamond drilling totaling approximately 12,000 metres.  A total of four rigs are now active and expected to complete drilling by the end of September.  Budgeted at $4.7 million, the 2004 program will focus primarily on the expansion of existing gold deposits, exploration of new targets and continued grassroots exploration within the 25 kilometre gold trend at Meadowbank.

On May 4, 2004, Cumberland reported that on April 30, 2004, Kinross Gold Corporation filed Schedule 13D, a general statement of acquisition of beneficial ownership, with the U.S. Securities and Exchange Commission (SEC) stating that Kinross acquired 4,787,300 common shares or 8.8% of the shares of Cumberland.  At April 30, 2004, Cumberland had 54,413,941 common shares outstanding.  As stated in the SEC filing, Kinross purchased the shares of the common stock for investment purposes and reserves the right to purchase additional shares or to dispose of shares in the open market.  Kinross is engaged in the business of mining and processing of gold and silver ore and the exploration for and acquisition and development of gold bearing properties.

Financial Highlights

At March 31, 2004, the Company had working capital of $44.8 million, compared to $45.8 million at December 31, 2003.

The Company incurred a net loss of $1.4 million ($0.03 per share) for the first quarter of 2004, compared to a net loss of $1.8 million ($0.05 per share) for the first quarter of 2003.  This decrease in net loss was a result of the $0.8 million gain realized in 2004 on sale of shares in Eurozinc Mining Corporation, which was offset by increases in development costs for the Company’s 100% owned Meadowbank property and increases in other expenses.  The most significant component of the Company’s net loss for the first quarter of 2004 and 2003 was exploration and development costs at Meadowbank, which were $2.0 million in the first quarter of 2004 compared to $1.9 million in 2003.

The Company had no operating revenues in the first quarter of 2004 or 2003, as it had not commenced mining operations.

This summary of financial highlights should be read in conjunction with the Company’s unaudited interim financial statements for the first quarter of 2004 and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Cumberland is a well financed mineral exploration and development company which holds interests in two undeveloped gold properties in Nunavut, Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).

CUMBERLAND RESOURCES LTD.

“Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Resource estimates (Q1/2004) were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit which is not included in the current feasibility study) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower, P.Geo.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied. The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies. The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.